October 12, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

Re:	Concho Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-33615
Dear Mr. Schwall:
     Set forth below are the responses of Concho Resources Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2011, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Commission on February 25, 2011, File No. 001-33615 (the “10-K”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2010
Risk Factors, page 20
We may incur substantial losses and be subject to substantial liability..., page 30
1.	On page 16, you disclose that hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation. In addition, in this risk factor you discuss that you are subject to operating risks associated with drilling for and producing oil and natural gas. Please revise this risk factor to specifically address, to the extent material, the financial and operational risks associated with your hydraulic fracturing operations, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids.
Response:
In our next Quarterly Report on Form 10-Q we propose to include a revised risk factor as follows, which is the same risk factor as included in our 2010 Annual Report on Form 10-K, except that we have added “including well stimulation and completion activities such as hydraulic fracturing” to the third sentence of the risk factor and added language regarding the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids in the bullet points below the first paragraph (redlined changes to the original risk factor are included in Exhibit 1 to this letter):
We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations. In addition, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.
     We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities, including well stimulation and completion activities such as hydraulic fracturing, are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:
•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured or structured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death; and

•	natural disasters.
     Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us as a result of:
•	injury or loss of life;

•	damage to and destruction of property and equipment;

•	damage to natural resources due to underground migration of hydraulic fracturing fluids;

•	pollution and other environmental damage, including spillage or mishandling of recovered hydraulic fracturing fluids;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.
     We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered or not fully covered by insurance could have a material adverse effect on our production, revenues and results of operations.
Properties, page 35
2.	We note that, while your website presents a map delineating your three core operating areas within the Permian Basin, there are no maps disclosed in your document for your principal properties. Please expand your property descriptions to include appropriate maps. See Item 102 of Regulation S-K.
Response:
We acknowledge the Staff’s comment regarding an expanded property description, and we respectfully submit that we do not concur with the Staff’s suggestion that maps are required pursuant to Item 102 of Regulation S-K. We have reviewed Item 102 and Subpart 1200 of Regulation S-K and do not believe that maps are required for companies involved in oil and gas producing activities. We believe that our property description included on pages 4 through 7 of Item 1 to Part I of the Form 10-K is sufficient to provide investors with an understanding of the areas in which we operate and the character of our properties. This property description includes, among other things, descriptions of which states our properties are located in and which formations our reserves produce from. As such, we believe that our disclosure satisfies the requirements under Item 102 of Regulation S-K.
Exhibit 23.5
3.	The third party engineering report prepared by Cawley, Gillespie & Associates, Inc. does not include all of the information that Item 1202(a)(8) of Regulation S-K requires to be disclosed. For example, and without limitation, the report does not specify the effective date of the report and the date on which the report was completed. Please obtain and file a revised report.
4.	We also note that the report prepared by Cawley, Gillespie & Associates, Inc. provides the average West Texas Intermediate and Henry Hub prices, but these appear to be for reference rather than the actual prices utilized. Please obtain and file a revised report that also includes the average adjusted prices that were used to determine reserves.

Response:
We acknowledge the Staff’s comment regarding the effective and completion dates of the Cawley, Gillespie & Associates, Inc. report, and we respectfully submit that we believe the date in the title of the letter of December 31, 2010 is the effective date and the date of the letter (January 24, 2011) is the completion date.
In addition, we respectfully submit that the letter included an adequate discussion of the primary economic assumptions including the prices used in accordance with the Securities and Exchange Commission’s guidelines adjusted for “gravity, heating value, quality, transportation and marketing.”
In an effort to expand this description, we will obtain and file in our next Quarterly Report on Form 10-Q a revised version of the Cawley, Gillespie & Associates, Inc. letter specifying the effective date of the report and the date on which the report was completed within the text of the letter. The revised version will also include the average adjusted prices that were used to determine reserves. Please see the revised version of such letter included as Exhibit 2 to this letter.

Closing Comments
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (432) 683-7443 or dholderness@concho.com.

Sincerely, Concho Resources Inc.
By:	/s/ Darin G. Holderness
Darin G. Holderness
Senior Vice President, Chief Financial Officer and Treasurer

cc:	C. William Giraud, Senior Vice President, General Counsel and Corporate Secretary W. Matthew Strock, Vinson & Elkins L.L.P.

Exhibit 1
We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations. In addition, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.
     We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities, including well stimulation and completion activities such as hydraulic fracturing, are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:
•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured or structured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death; and

•	natural disasters.
     Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us as a result of:
•	injury or loss of life;

• damage to and destruction of property~~, natural resources~~ and equipment;

•	damage to natural resources due to underground migration of hydraulic fracturing fluids;

•	pollution and other environmental damage, including spillage or mishandling of recovered hydraulic fracturing fluids;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.
We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered or not fully covered by insurance could have a material adverse effect on our production, revenues and results of operations.

Exhibit 2
January 24, 2011
Mr. E. Joseph Wright
Chief Operating Officer
Concho Resources Inc.
550 West Texas Avenue, Suite 100
Midland, Texas 79701

Re:	Evaluation Summary — SEC Pricing Concho Resources Inc. Interests Certain Properties in NM, OK and WY Proved Reserves As of December 31, 2010
Dear Mr. Wright:
     As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests as of December 31, 2010. We completed our evaluation on January 24, 2011. It is our understanding that the proved reserves estimated in this report constitute approximately 66 percent of all proved reserves owned by Concho Resources Inc.
     Composite reserve estimates and economic forecasts are summarized below:

				Proved
			Proved	Developed
		Total	Developed	Non-	Proved
		Proved	Producing	Producing	Undeveloped
Net Reserves
Oil/Condensate	- Mbbl	133,944.1	71,135.1	10,017.4	52,791.7
Gas	- MMcf	483,361.6	300,268.2	29,187.2	153,906.2
Revenue
Oil/Condensate	- M$	10,186,218.0	5,412,146.5	762,805.3	4,011,268.8
Gas	- M$	3,472,003.7	2,149,933.2	218,199.9	1,103,870.9

				Proved
			Proved	Developed
		Total	Developed	Non-	Proved
		Proved	Producing	Producing	Undeveloped
Severance Taxes	- M$	1,162,756.4	645,559.4	82,663.4	434,533.9
Ad Valorem Taxes	- M$	41,924.3	23,195.3	3,046.3	15,682.6
Operating Expenses	- M$	2,292,294.0	1,581,482.8	56,398.0	654,409.9
Investments	- M$	999,625.6	0.0	73,238.1	926,387.4
Operating Income (BFIT)	- M$	9,161,626.0	5,311,843.0	765,659.4	3,084,125.8
Discounted at 10.0%	- M$	4,332,978.0	2,845,852.0	318,366.1	1,168,759.8
     In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.
     The annual average Henry Hub spot market gas price of $4.377 per MMBtu and the annual average Plains WTI posted oil price of $75.96 per barrel were used. In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2010. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing. The adjusted volume-weighted average product prices over the life of the properties are $76.05 per barrel of oil and $7.158 per Mcf of gas.
     Operating costs were based on operating expense records of Concho Resources. For non-operated properties, these costs include the overhead expenses allowed under existing joint operating agreements. Drilling and completion costs were based on estimates provided by Concho Resources and reviewed by Cawley, Gillespie & Associates. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.
     The proved reserve classifications conform to criteria of the Securities and Exchange Commission. A combination of methods, including production performance analysis, analogy and volumetric analysis, were employed in estimating the reserves. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     The reserve estimates were based on interpretations of factual data furnished by Concho Resources. Ownership interests were supplied by Concho Resources and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.
     Cawley, Gillespie & Associates, Inc. is independent with respect to Concho Resources Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.
     Our work-papers and related data are available for inspection and review by authorized parties.
Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693